Ares Acquisition Corporation

245 Park Avenue, 44th Floor

New York, NY 10167

October 10, 2023

VIA EDGAR

Attention:	Eiko Yaoita Pyles
Kevin Stertzel
Eranga Dias
Evan Ewing

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re: Ares Acquisition Corporation

Amendment No. 5 to Registration Statement on Form S-4

Filed September 22, 2023

File No. 333-269400

Ladies and Gentlemen:

Set forth below are the responses of Ares Acquisition Corporation (referred to herein as “we” or the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 6, 2023 with respect to the Company’s Amendment No. 5 to Registration Statement on Form S-4 (File No. 333-269400), filed with the Commission on September 22, 2023 (the “Registration Statement”).

Concurrent with the submission of this letter, we are submitting Amendment No. 6 to the Registration Statement on Form S-4 (the “Amendment No. 6”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment. All references to page numbers and captions in the responses correspond to Amendment No. 6 unless otherwise specified. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 6.

Amendment No. 5 to Registration Statement on Form S-4 Filed September 22, 2023

Unaudited Pro Forma Condensed Combined Financial Information

Note 2. Adjustments and Assumptions to the Unaudited Pro Forma Condensed Consolidated Combined Balance Sheet

Adjustment C, page 227

1.	We note that you did not classify the Series A Preferred Stock as a liability pursuant to ASC 480, as you state it is convertible into a fixed number of shares, among other factors. However, your disclosure on page 220 states that the Conversion Price will automatically reset upon the Reset Date to be equal to the lower of (x) the initial Conversion Price and (y) the higher of (A) $7.00 or (B) the volume-weighted average price of the Class A Common Stock for the 365 day period ending on the trading day immediately preceding the Reset Date. Please revise your disclosure to correct this inconsistency or otherwise provide us with your analysis for not classifying the preferred stock as a liability pursuant to ASC 480.

RESPONSE: The Company acknowledges the Staff's comment and has revised the disclosure on page 250 of Amendment No. 6 in response to the Staff's comment.

2.	We note that the New X-Energy may convert all (but not less than all) of the then-outstanding shares of Series A Preferred Stock into shares of New X-energy Class A Common Stock when certain conditions are met. Please tell us how you accounted for this embedded feature. In this regard, please include a discussion of your basis for bifurcating or not bifurcating this feature from the Series A Preferred Stock including the authoritative accounting guidance which supports your conclusion.

RESPONSE: The Company acknowledges the Staff's comment and notes that pursuant to the provisions of ASC 815-15-25-1, an embedded derivative shall be separated from the host contract and accounted for as a derivative instrument pursuant to Subtopic 815-10 if and only if all of the following criteria are met: (a) the economic characteristics and risks of the embedded derivative are not clearly and closely related to the economic characteristics and risks of the host contract; (b) the hybrid instrument is not remeasured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur; and (c) a separate instrument with the same terms as the embedded derivative would, pursuant to Section 815-10-15, be a derivative instrument subject to the requirements of Subtopic 815-10.

The Company focused its analysis on the criterion noted in ASC 815-15-25-1(a) which relates to whether the economic characteristics and risks of an embedded derivative are clearly and closely related to the host contract. Accordingly, the Company considered the guidance in ASC 815-15-25-17A which requires an entity to determine the nature of the host contract by considering all stated and implied substantive terms and features of a hybrid instrument (including the embedded feature that is being evaluated for potential bifurcation) and weighting each term and feature based on the relevant facts and circumstances. In considering the stated and implied substantive terms and features of the Series A Preferred Stock, their respective relative weights and relevant facts and circumstances, the Company concluded that the Series A Preferred Stock possesses an equity host. The Company considered the guidance provided for in ASC 815-15-25-17C to inform its conclusion which included consideration of the following: (1) with respect to redemption, the Series A Preferred Stock is not mandatorily redeemable, it does not include a noncontingent redemption right throughout its life - rather, it is contingently redeemable throughout its life and optionally redeemable by the investor after the 7-year anniversary of its issuance, does not have a redemption feature that is in-the-money, does not have a redemption price that is more favorable than the conversion price at issuance, (2) with respect to conversion, the Series A Preferred Stock is convertible at any time at the investor's option and is contingently convertible at the Company's option, (3) the Series A Preferred Stock votes with common stock on an as-if-converted to common stock basis on all shareholder matters, (4) the Series A Preferred Stock participates equally and ratably with the holders of shares of common stock in all dividends paid on the shares of common stock (other than dividends paid in the form of common stock, convertible securities or options) on an as-if-converted basis, and (5) the Series A Preferred Stock does not have protective covenants similar to protective covenants that are commonly present in debt instruments (i.e., no creditor rights exist).

Given the Series A Preferred Stock has an equity host, ASC 815-15-25-16 provides that an embedded derivative would need to possess principally equity characteristics in order to be considered clearly and closely related to the Series A Preferred Stock. Following, the embedded feature that permits New X-Energy to convert all (but not less than all) of the then outstanding shares of Series A Preferred Stock into shares of New X-energy Class A Common Stock (which represents an equity interest in the Company) when certain conditions are met possesses principally equity characteristics. As such, the Series A Preferred Stock which has an equity host and the embedded feature are clearly and closely related. Accordingly, since the criterion in ASC 815-15-25-1(a) is not met and all of the criteria in ASC 815-15-25-1 must be met in order for bifurcation to be required, the embedded feature should not be bifurcated.

Adjustment Q, page 229

3.	Your disclosures indicate that the consummation of the Business Combination Agreement is conditioned upon the satisfaction or waiver by the parties to the Business Combination Agreement of certain customary closing conditions, including the Available Closing Cash being no less than an amount (not less than zero) equal to (a) $120,000,000 minus (b) the aggregate amounts actually funded in connection with any Permitted Financing (e.g., page 6). Please prominently disclose whether you would be able to meet the minimum cash condition under the maximum redemption scenario. It is unclear why you have omitted the capital raised from the Series C-2 and PIPE investors from your pro forma presentation. If your alternative sources of financing are not firmly committed, please revise your pro forma financial statements to reflect the maximum number of shares that could be redeemed without violating the minimum cash condition.

RESPONSE: The Company advises the Staff that the minimum cash condition is satisfied even in the maximum redemption scenario, assuming the PIPE Commitment is funded, because the combined investments of the Series C-2 Investors and PIPE Investor count towards the minimum cash condition and exceed $120 million. The Company has revised the disclosure on the cover page and pages xxxii, xxxiv, 6, 28, 29, 77, 119, 239 and 253 of Amendment No. 6 to prominently disclose that the aggregate capital raised from the Series C-2 Investors and PIPE Commitment will be sufficient to satisfy the minimum cash condition, including under the maximum redemption scenario.

The Company further advises the Staff that the capital raised from the Series C-2 Investors and PIPE Investor were not omitted from the pro forma presentation. Specifically, the capital raised from the Series C-2 Investors was funded in December 2022 and February 2023, and thus was included in X-energy's historical financials. The PIPE Investment was reflected in Adjustment C of the pro forma presentation.

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please direct any such requests or questions to Philippa Bond, P.C. of Kirkland & Ellis LLP at (310) 552-4222 or Monica Shilling, P.C. of Kirkland & Ellis LLP at (310) 552-4355.

Very truly yours,

ARES ACQUISITION CORPORATION

By:	/s/ Anton Feingold

Name: Anton Feingold
Title: Secretary

Enclosures

cc:	Philippa Bond, P.C.

Monica Shilling, P.C.

H. Thomas Felix

Dov Kogen

Kirkland & Ellis LLP

Paul F. Sheridan

Nicholas P. Luongo

John J. Slater

Latham & Watkins LLP